[LETTERHEAD OF COMSTOCK RESOURCES, INC.]

CORRESP
September 19, 2007
BY FACSIMILE (202-772-9369) AND EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Comstock Resources, Inc.
Form 10-K, for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No.:  1-3262

Ladies and Gentlemen:

The following are the responses of Comstock Resources, Inc. ("Comstock" or the "Company") to the comments contained in the Staff's comment letter dated September 11, 2007 (the "Comment Letter") concerning the above-referenced 10-K (the "10-K").  The responses are numbered to correspond to the numbers of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2006
Business and Properties, page 7

1.
We note your presentation of the measure PV-10.  Tell us how you considered identifying this measure as a non-GAAP measure and including, or providing a reference to, a reconciliation between PV-10 and the standardized measure of discounted future net cash flows.

References in our Business and Properties discussion are made specifically to the defined term of "PV-10 Value", as contained in the "DEFINITIONS" starting on page 3 of our 10-K filing.  In our future filings we propose to add the following additional language to this definition:

"Although PV-10 Value is not a financial measure calculated in accordance with GAAP, management believes that the presentation of PV-10 Value is relevant and useful to the Company's investors because it presents the discounted future net cash flows attributable to the Company's proved reserves prior to taking into account corporate future income taxes and its current tax structure.  Management uses this measure when assessing the potential return on investment related to its oil and gas properties.  Because many factors that are unique to any given company affect the amount of estimated future income taxes, the use of a pre-tax measure is helpful to investors when comparing companies in our industry."

Securities and Exchange Commission
September 19, 2007

We reconcile PV-10 Value to the Standardized Measure of Discounted Future Net Cash Flows in the tabular presentations of oil and natural gas reserves and PV-10 Value by operating area in our discussion of Primary Operating Areas on page 9 and again in the table disclosing oil and gas reserves contained in our discussion of Oil and Natural Gas Reserves on page 17.  The reconciling difference is the discounted future value of income taxes.  We also disclose, in a footnote to our table of oil and natural gas reserves on page 17, the non-GAAP nature of PV-10 Value and define the standardized measure of discounted future net cash flows as being after income tax, and discounted at 10%.

Primary Operating Areas, page 9
2.
Within the table of summarized information for your largest operating areas, you include a measure of PV-10 for each operating area.  Item 10(e) of Regulation S-K explains that when a registrant includes a non-GAAP measure in a filing with the commission, the registrant must also include a presentation, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP.  We note within footnote one to the table, you provide the standardized measure of future net cash flows in total for the year ended December 31, 2006.  As you provide the measure of PV-10 per operating area, and only provide the standardized measure of future net cash flows in total, please demonstrate to us how you complied with the guidance in Item 10(e) of Regulation S-K.

As discussed in our response to Comment 1 above, the difference between PV-10 Value and the Standardized Measure of Discounted Future Net Cash Flows is the discounted future net value of income taxes.  Because many factors that are unique to any given company affect the amount of estimated future income taxes, and due to the fact that future income taxes contain items which are not attributable to and/or identifiable to specific operating areas, we compute our discounted future net value of income taxes at the corporate level only, and our reconciliation of PV-10 Value and the Standardized Measure of Discounted Future Net Cash Flows is presented only on a company-wide basis.

Information regarding the PV-10 Value of reserves by operating area as contained on page 9, and our discussion of the operating and geological characteristics of these operating areas on pages 10 through 17, provides information which is helpful to investors when comparing companies in our industry.  In our future filings we propose to include the same footnote disclosure reconciling the PV-10 Value in the table on page 9 as that which we currently have provided in the footnote to our table of oil and natural gas reserves on page 17, which describes the non-GAAP nature of PV-10 Value and defines the standardized measure of discounted future net cash flows as being after income tax, and discounted at 10%.  In future filings we will expand operating area disclosures to present the Standardized Measure of Discounted Future Net Cash Flows separately for the offshore properties and the onshore properties as they are determined separately at the corporate level at Bois d'Arc Energy and Comstock Resources, respectively.

Securities and Exchange Commission
September 19, 2007

Available Information, page 28
3.	Please note that the Commission's address is 100 F Street N.E., Washington, D.C. 20549.

We acknowledge your address change and will disclose this new address in all future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40
4.
Given the volatility and significance of your results of operations as a result of the accounting method applied to your investment in Bois d'Arc Energy, expand your disclosure to discuss your intentions with regard to your expected level of investment in Bois d'Arc Energy.

As discussed in the response to Comment 7 below, as a result of the acquisition of additional shares in Bois d'Arc Energy, Inc. in August and September, 2006 the Company established voting control of Bois d'Arc Energy, Inc. and accordingly, the Company adopted consolidation accounting for its interests in Bois d'Arc Energy, Inc.  In the fourth quarter of 2006 and during 2007, the Company has maintained such voting control by acquiring additional shares in the open market to offset the impact of dilution from the exercise of stock options by Bois d'Arc Energy, Inc. employees.  Comstock currently intends to continue to acquire sufficient shares to maintain its voting control of Bois d'Arc Energy, Inc., subject to the outcome of the evaluation of strategic alternatives by the Board of Directors of Bois d'Arc Energy, Inc., which potentially could include the sale of Bois d'Arc Energy, Inc.

In future filings, we will include in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations and in its footnotes to its financial statements the following statement:

"The Company currently owns a controlling ownership interest in Bois d'Arc Energy, Inc. and currently intends to maintain its controlling interest by acquiring additional shares of Bois d'Arc Energy, Inc. common stock, through open market purchases and other negotiated transactions, as appropriate.  However, such actions are subject to the outcome of an evaluation of strategic alternatives by the Board of Directors of Bois d'Arc Energy, Inc., including the potential sale of Bois d'Arc Energy, Inc."

Securities and Exchange Commission
September 19, 2007

Results of Operations, page 42
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004,
page 45
Net Income, page 47
5.
Within your discussion you include a measure of net income adjusted for the effects of Bois d'Arc's conversion to a corporation and its initial public offering, and the unrealized loss on derivatives.  It appears the adjustments applied to such a measure result in the presentation of a non-GAAP financial measure as defined in Item 10(e)(2) of Regulation S-K.  Please tell us if you believe the measure is a non-GAAP measure, and if applicable, how you have complied with Item 10(3) of Regulation S-K.

In making the separate disclosure of net income adjusted for the effects of Bois d'Arc's conversion to a corporation and its initial public offering, and the unrealized loss on derivatives, it was management's intention to assist readers in understanding the impact on net income of items which will not recur in the future (the one-time conversion to a corporation by Bois d'Arc Energy) or which are expected to be infrequent in the future (unrealized losses and gains from derivative financial instruments).  In our future filings, to the extent that we make these or similar disclosures, we will disclose the impact of such factors on net income, or should we elect to explain fluctuations through computations including and excluding certain amounts, we will ensure that to the extent these disclosures include non-GAAP measures all appropriate presentations, including reconciliation of the non-GAAP measure to the related GAAP measure, are included.

Liquidity and Capital Resources, page 47
6.
Within your summary table of liabilities and commitments on page 49, you have excluded amounts related to asset retirement obligations.  Item 303(a)(5) of Regulation S-K requires the table of contractual obligations present all long-term liabilities reflected on the balance sheet under GAAP.  Please explain to us how you have considered including asset retirement obligations within your table of contractual obligations.

The Company recognizes that it has contractual obligations associated with plugging and abandonment of oil and gas wells and facilities, and accounts for the fair value of these liabilities under the accounting guidance provided in Statement of Financial Accounting Standards No. 143, Asset Retirement Obligations.  Disclosures of the changes in the Company's asset retirement obligations are disclosed in Footnote 1 to its consolidated financial statements.

The timing of actual abandonment of oil and gas wells and facilities is highly subjective, as the expected remaining life of oil and gas reserves fluctuates based upon market forces (oil and natural gas prices, as well as the cost of oilfield materials, supplies and labor), changes in technology, and the regulatory environment.  In evaluating the Company's future abandonment liabilities as of December 31, 2006, the expected remaining productive lives of its significant oil and gas reserves to which material abandonment costs are attributable indicated that these costs would be incurred primarily in years after 2011.

Securities and Exchange Commission
September 19, 2007

In our future filings, we propose to add a disclosure similar to the following as a footnote to our table of contractual obligations:

"The information in this table does not include estimated future payments for dismantlement, abandonment and restoration costs of oil and gas properties.  These payments are currently estimated to be incurred primarily after 2011.  We record a separate liability for the fair value of these asset retirement obligations which totaled $57.1 million as of December 31, 2006.  See Note 1, Asset Retirement Obligation to our Consolidated Financial Statements in this report for further discussion."

Notes to Consolidated Financial Statements, page F-7
Note 1 Summary of Significant Accounting Policies, page F-7
Formation of and Investment in Bois d'Arc Energy, page F-7
7.
You explain that through the combined share ownership by you and the members of your board of directors, you have obtained voting control of Bois d'Arc Energy; therefore, effective January 1, 2006 you began reflecting Bois d'Arc Energy as a consolidated subsidiary.  Please explain why you believe it is appropriate to combine your share ownership with those of your board of directors in determining whether or not you have voting control over Bois d'Arc Energy.  As part of your response, please include any accounting literature you relied upon in forming your conclusion.

The Company adopted consolidation accounting for its investment in Bois d'Arc Energy, Inc. based upon management's review of the accounting literature regarding control, both direct and indirect, and an assessment of a variety of factors which indicate that Comstock has control over Bois d'Arc Energy, Inc.

Securities and Exchange Commission
September 19, 2007

The accounting literature addressing consolidated financial reporting is primarily found in Accounting Research Bulletin 51, Consolidated Financial Statements ("ARB 51") and Statement of Financial Accounting Standards No. 94, Consolidation of All Majority-Owned Subsidiaries ("SFAS 94").

Paragraph 1 of ARB 51 states the purpose of and preference for the presentation of consolidated financial statements, as follows:

"1.  The purpose of consolidated statements is to present, primarily for the benefit of the shareholders and creditors of the parent company, the results of operations and the financial position of a parent company and its subsidiaries essentially as if the group were a single company with one or more branches or divisions.  There is a presumption that consolidated statements are more meaningful than separate statements and that they are usually necessary for a fair presentation when one of the companies in the group directly or indirectly has a controlling financial interest in the other companies."

SFAS 94 modified paragraphs 2. and 3. of ARB 51 so as to further clarify the requirements for consolidated financial reporting, as follows:

"13. Paragraphs 2 and 3 of ARB 51 are amended to read

2.  The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing toward consolidation.  However, there are exceptions to this general rule.  A majority-owned subsidiary shall not be consolidated if control is likely to be temporary or if it does not rest with the majority owner (as, for instance, if the subsidiary is in legal reorganization or in bankruptcy or operates under foreign exchange restrictions, controls, or other governmentally imposed uncertainties so severe that they cast significant doubt on the parent's ability to control the subsidiary).

3.  All majority-owned subsidiaries—all companies in which a parent has a controlling financial interest through direct or indirect ownership of a majority voting interest—shall be consolidated except those described in the last sentence of paragraph 2."

SX 1-02(g) defines control as follows (emphasis added):

Control.  The term control (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract, or otherwise.

Securities and Exchange Commission
September 19, 2007

In assessing Comstock's control over Bois d'Arc Energy, Inc. the Company considered the following factors:

•
Following the acquisition of additional shares of common stock of Bois d'Arc Energy, Inc. in the third quarter of 2006, Comstock held 48.50% of the voting shares of Bois d'Arc Energy, Inc.  Further, Comstock's directors, most notably its Chief Executive Officer and Chief Financial Officer, held an additional 1.53% of the voting shares, giving management of the Company the ability to exercise control over Bois d'Arc Energy, Inc.

•
Having achieved control of Bois d'Arc Energy, Inc. during the third quarter of 2006 through the combination of a private placement of Bois d'Arc Energy, Inc. stock and open market purchases of Bois d'Arc Energy, Inc. stock, Comstock has the intent and the financial ability to retain voting control of Bois d'Arc Energy, Inc. through the open market purchase of additional shares of Bois d'Arc Energy, Inc. common stock.

•
In addition to having the ability to exercise voting control over Bois d'Arc Energy, Inc., the Chief Executive Officer and the Chief Financial Officer of Comstock serve as the Chairman of the Board of Directors and the Chief Financial Officer of Bois d'Arc Energy, Inc. respectively.  Both of these individuals are directors of Comstock and Bois d'Arc Energy, Inc.  Also, a majority of the current Board of Directors of Bois d'Arc Energy, Inc. is represented by members of Comstock's Board of Directors (five of the nine Bois d'Arc Energy, Inc. directors are directors of the Company).  Because of its controlling voting interest, the Company has the ability to maintain this representation on the Board of Directors of Bois d'Arc Energy, Inc.

Based upon management's assessment of these factors, we believe that, under the definitions of control within S-X 1-02(g) and under existing accounting rules as promulgated in ARB 51 and SFAS 94, the Company has a controlling interest in Bois d'Arc Energy, Inc.  Based upon this assessment of control, management has determined that consolidation accounting is the appropriate accounting method for its investment in Bois d'Arc Energy, Inc. common stock beginning with the period in which the controlling interest was acquired, which was the quarterly period ended September 30, 2006.

In considering the presentation of financial and operating results concurrent with its adoption of consolidation accounting for its investment in Bois d'Arc Energy, Inc. stock, the Company researched the proper accounting regarding the adoption of the consolidation accounting, and found that ARB 51 paragraph 11 contained the following guidance:

11.  When a subsidiary is purchased during the year, there are alternative ways of dealing with the results of its operations in the consolidated income statement.  One method, which usually is preferable, especially where there are several dates of acquisition of blocks of shares, is to include the subsidiary in the consolidation as though it had been acquired at the beginning of the year, and to deduct at the bottom of the consolidated income statement the preacquisition earnings applicable to each block of stock.  This method presents results which are more indicative of the current status of the group, and facilitates future comparison with subsequent years.  Another method of prorating income is to include in the consolidated statement only the subsidiary's revenue and expenses subsequent to the date of acquisition.

Securities and Exchange Commission
September 19, 2007

Based upon this guidance, Comstock management determined that the most appropriate presentation was to give effect to the consolidation of the financial results of Bois d'Arc Energy, Inc. in the Company's consolidated statement of operations and its consolidated statement of cash flows as of January 1, 2006.  To assist investors in understanding the pro forma effect of consolidation on financial results for the year ended December 31, 2005 the Company also presented selected financial pro forma financial consolidated results in Footnote 1 to its Consolidated Financial Statements on pages F-9 and F-10 in the 10-K.

Major Purchasers, page F-13
8.
You explain that for the years ended December 31, 2006, 2005 and 2004 revenues from two purchasers accounted for greater than 10% of your total oil and gas sales.  However, we were unable to locate your disclosure of the identity of these customers in your disclosures outside of your financial statements, as required by FRR 503.02.  Please revise your disclosure accordingly, to identify any purchaser that accounts for greater than 10% of your consolidated revenues.

Disclosure of sales of greater than 10% of our consolidated revenues by purchaser, including the identity of each purchaser, for the year ended December 31, 2006 are disclosed on Pages 19-20 of our Form 10-K under the caption of Markets and Customers.  Within this caption, management also discloses that the loss of any of these purchasers would not have a material adverse effect on the Company, as there is an available market for our crude oil and natural gas production from other purchasers.

In assessing the appropriateness of this disclosure, we have reviewed the provisions of FFR 503.02, which retain the disclosure requirements as defined in Regulation S-K101-Description of Business, as follows (emphasis added):

"c.1.(vii)  The dependence of the segment upon a single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on the segment.  The name of any customer and its relationship, if any, with the registrant or its subsidiaries shall be disclosed if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant's consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.  The names of other customers may be included, unless in the particular case the effect of including the names would be misleading.  For purposes of this paragraph, a group of customers under common control or customers that are affiliates of each other shall be regarded as a single customer."

Based upon management's understanding of these rules, disclosure of purchasers that account for greater than 10% of total revenues for the current year is not required, unless it is determined that the loss of any such customer would have a material adverse effect on the Company.  Management does not believe the loss of any such customer for the year ended December 31, 2006 or prior periods would result in a material adverse effect.  However, the Company has historically disclosed in its filings on Form 10-K the names of customers that account for greater than 10% of revenues for the current reporting period as we believe this information is meaningful to investors.  Management will continue to assess the meaningfulness of this disclosure and provide this information as appropriate in all future filings.

Securities and Exchange Commission
September 19, 2007

Note 13 Consolidating Financial Statements, page F-32
9.
We note you have provided condensed consolidating financial statements to comply with the requirements of Rule 3-10 of Regulation S-X.  Please tell us why you have provided such condensed consolidating financial statements only as of and for the year ended December 31, 2006.

Based upon management's analysis of Rule 3-10 of Regulation S-X, we determined that separate condensed consolidating financial statements for the year ended December 31, 2005 were not required.  In making this assessment, we considered the following factors:

•
During 2005, all subsidiaries were 100% owned, and all subsidiaries were guarantors of the debt.  There were no restrictions on the ability of the parent company to obtain funds from these subsidiaries, and there were no restricted net assets of consolidated subsidiaries with respect to transfers of assets to the parent company or any of the other guarantors.

•
Prior to 2006, the Company's investment in the common stock of Bois d'Arc Energy, Inc. was held by one of the guarantor subsidiaries.  As a result, the parent company had no assets or operating activities that were independent of its consolidated subsidiaries as of December 31, 2005, and for the years ended December 31, 2004 and 2005.

Based upon these factors, the Company determined that condensed consolidating financial statements for the year ended December 31, 2005 were not required in the Annual Report on Form 10-K based upon the exemptions provided in Note 1 to Paragraph (f) of Rule SX-3 (10).

Securities and Exchange Commission
September 19, 2007

During 2006, the Company's investment in the common stock of Bois d'Arc Energy, Inc. held by the subsidiary was transferred to the parent company.  As a result of this transfer, the parent now holds the investment in Bois d'Arc Energy, Inc., which is not a guarantor of the debt, and we included condensed consolidating financial statements in the notes to our consolidated financial statements beginning in the third quarter of 2006.  As a result of the adoption of consolidation accounting for Comstock's investment in Bois d'Arc Energy, Inc., and the election to present the results of Bois d'Arc Energy, Inc. in the Company's consolidated statement of operations and statement of cash flows on a consolidated basis retroactive to January 1, 2006, we also presented Bois d'Arc Energy, Inc. as a non guarantor subsidiary retroactive to January 1, 2006.  Because there is no provision to restate financial results for periods prior to January 1, 2006 under the accounting guidance related to adopting consolidation accounting (ARB 51, paragraph 11. as contained in our response to Comment 7 above), management concluded that it would also not be appropriate for the Company to include condensed consolidating financial statements for periods prior to that date.

The management of Comstock Resources, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (972) 668-8811.

Very truly yours,

/s/ Roland O. Burns
Roland O. Burns
Senior Vice President and Chief Financial Officer

RDS/